SILENT AS THE GRAVE MOVIE, LLC
BALANCE SHEET
6-13-21

ASSETS

CURRENT ASSETS

Cash:	$107,051.01
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$107,051.01**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$0.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS:	**$107,051.01**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$0.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$0.00
Net Income:	$0.00
TOTAL EQUITY:	**$0.00**

TOTAL LIABILITIES & EQUITY:	**$0.00**

TOTAL ASSETS:	**$107,051.01**
TOTAL LIABILITIES & EQUITY:	**- $0.00**
	$107,051.01